UNITED
SECURITIES AND EXC
Washington,

08029404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-67490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DB Securities Services NJ Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Plaza One
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Mattone 201-593-3305
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We the undersigned officers and directors of DB Securities Services NJ Inc., do hereby affirm that, to the best of our knowledge and belief, the attached financial statements as of December 31, 2007 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached financial statements as of December 31, 2007 and supplementary schedules will promptly be made available to those DB Securities Services NJ Inc. members and allied members whose signatures do not appear below.

Marc Pfeffer
President

Ralph Mattone
Chief Financial Officer

Dagmar Auguste
Notary Public

DAGMAR AUGUSTE
NOTARY PUBLIC - STATE OF NEW YORK
No. 01AU6146328
Qualified In Kings County
My Commission Expires May 15, 2010

Subscribed and sworn to before me

this 21st day of February 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
DB Securities Services NJ Inc.:

We have audited the accompanying statement of financial condition of DB Securities Services NJ Inc., (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DB Securities Services NJ Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2008

DB SECURITIES SERVICES NJ INC.
(A Wholly Owned Subsidiary of Deutsche Bank Securities Inc.)

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Cash and cash equivalents	$	35,156
Receivable from affiliates		14,403
Property, plant, and equipment (net of accumulated depreciation of $4)		116
Other assets		758
Total assets	$	50,433
Liabilities and Stockholder's Equity		
Payable to affiliates	$	6,025
Income taxes payable		4,227
Accounts payable and other		16,589
Total liabilities		26,841
Stockholder's equity		23,592
Total liabilities and stockholder's equity	$	50,433

See accompanying notes to statement of financial condition.

DB SECURITIES SERVICES NJ INC.
(A Wholly Owned Subsidiary of Deutsche Bank Securities Inc.)
Notes to Statement of Financial Condition
December 31, 2007

(1) Organization

DB Securities Services NJ Inc. (the Company) is a wholly owned subsidiary of Deutsche Bank Securities Inc. (the Parent). The Parent is a wholly owned subsidiary of Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on November 21, 2006 under the laws of the State of New York and commenced operations on January 15, 2007 (inception) in the State of New Jersey. The Company provides financial and operational services to its Parent and other affiliates.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's financial statements as well as its liquidity.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(d) Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(e) Income Taxes

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary tax returns of its parent, the Taunus Corporation. Federal income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a stand alone basis.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with SFAS No. 109, *Accounting for Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in other assets on the statement of financial condition.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. On January 1, 2007 the Company adopted FIN 48. There was no impact on adoption.

(f) ***New Accounting Pronouncements***

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No.157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3) that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the impact of adopting SFAS No. 157 on the statement of financial condition.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS No. 159 is effective in fiscal years beginning

after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 159 will have on the statement of financial condition.

(3) Related Party Transactions

The Parent, the Bank and other affiliates provide services to the Company including management, consulting, information technology, and research. Concurrently, the Company provides certain administrative support to the Parent, the Bank and other affiliates.

The following table sets forth related party assets and liabilities as of December 31, 2007 (in thousands):

Assets:			
Cash and cash equivalents		$	35,156
Receivable from affiliates			14,403
Other assets			98
	Total assets	$	49,657
Liabilities:			
Payable to affiliates		$	6,025
	Total liabilities	$	6,025

(4) Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to Internal Revenue Service (IRS) limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Income Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) ***Postretirement Welfare Plan***

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) ***Defined Contribution Plan – Matched Savings Plan***

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1%-20% of their eligible compensation on a before-tax or after-tax basis, up to Internal Revenue Service (IRS) limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a matching contribution from the Company of up to 4% of eligible compensation. In addition, participants employed less than ten years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed ten or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) ***DB Share-Based Compensation Plans***

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates.

The Bank adopted SFAS No. 123(R), *Share Based Payment*, effective January 1, 2006. SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the period from January 15, 2007 (inception) to December 31, 2007, the Company was allocated approximately $3,000 related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(5) Income Taxes

Significant components of the Company's deferred tax assets as of December 31, 2007, were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	105
Pension and post retirement benefits		555
Gross deferred tax assets		660
Valuation allowance		—
Deferred tax assets, net of valuation allowance	$	660

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company's net deferred tax assets is also impacted by the Bank's continued capital commitment, as well as various strategic initiatives and tax planning strategies.

Excess tax benefits of approximately $11,000 related to employee vesting and or exercise of share-based compensation awards were credited directly to additional paid-in capital in the statement of financial condition in accordance with SFAS No. 123R.

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $14,244,990, which was $13,994,990 in excess of its required net capital of $250,000.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control

The Board of Directors and Stockholder of
DB Securities Services NJ Inc.:

In planning and performing our audit of the financial statements of DB Securities Services NJ Inc. (the Company), as of December 31, 2007 and for the period from January 15, 2007 (inception) to December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END